Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Maya Global Solutions, Inc.
855 El Camino Real, Suite 13A-345
Palo Alto, CA 94301
https://www.mayaglobalsolutions.com/

Up to $1,069,998.16 in Class B Common Stock at $1.21
Minimum Target Amount: $9,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Maya Global Solutions, Inc.
Address: 855 El Camino Real, Suite 13A-345, Palo Alto, CA 94301
State of Incorporation: DE
Date Incorporated: March 26, 2019

Terms:

Equity

Offering Minimum: $9,999.44 | 8,264 shares of Class B Common Stock
Offering Maximum: $1,069,998.16 | 884,296 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.21
Minimum Investment Amount (per investor): $484.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based</u>

Friends and Family

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based:</u>

$1,000+

Receive 2% bonus shares

$2,500+

Receive 3% bonus shares

$5,000+

Receive 5% bonus shares

$10,000+

Receive 7% bonus shares

$20,000+

Receive 10% bonus shares

$50,000+

Receive 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Maya Global Solutions, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Maya Global Solutions, Inc. is a corporation organized under the laws of Delaware that offers a patented, intelligent network optimization solution that automatically prioritizes video and voice traffic, while managing bandwidth utilization, end-to-end, minimizing congestion up and downstream. The results are unrivaled video conferencing quality, crystal clear voice calls and responsive cloud-based applications over any WAN (wired or wireless) connection while providing security via a stateful firewall. It’s a simple yet powerful solution that saves companies and home offices time and money. $7 million has been invested in our proprietary software and we have rights to 4 patents to protect our intellectual property.

Maya is a channel based company. We sell our offerings through Reseller, Distribution and OEM channels. We sell our Partners off the shelf hardware as a one-time Setup Fee, a subscription service for use of the Maya IQS software, and a subscription service for access to our Control Center portal that provides visibility, management and troubleshooting.

Maya purchased all the technology assets and patents from Inspeed Networks Inc., with the assistance of Cota Capital, in an Assignment for the Benefits of Creditors (ABC) process in 2019. The seller was no longer able to fund its operations, allowing Maya to acquire this technology for further development and commercialization. There is substantial overlap between the Directors and Officers of Maya Global Solutions, Inc. and Inspeed Networks Inc. (*see Directors and Officers section for additional detail*).

Competitors and Industry

The global Software as a Service industry is expected to grow from USD 158.2 Billion in 2020 to USD 307.3 Billion by 2026 at a CAGR of 11.7%. (*source* https://www.prnewswire.com/news-releases/software-as-a-service-saas-market-size-is-projected-to-reach-307-billion-by-2026-301337008.html)

<u>Most relevant competitors:</u>

VeloCloud which was acquired by VMware in December 2017. The acquisition price was $850M based on our best available sources.

Meraki which was acquired by Cisco Systems in November 2012. The acquisition price was $1.2 Billion in cash based on our best available sources.

SilverPeak which was acquired by Hewlett Packard Enterprise in September 2020. The acquisition price was $850M based on our best available sources.

Viptela which was acquired by Cisco Systems in August, 2017. The acquisition price was $750M based on our best available sources.

All of these companies were at the late stage and significant funding. Maya is early stage with a product already in production, some customers, an active pipeline of resellers and software licensing opportunities globally.

These are the key differentiators and unique capabilities, in our opinion, that separates Maya's technology from the first-generation technology offered by our competitors:

- Autonomously identifies and prioritizes applications

- Autonomously provides quality of service for sensitive applications

- Determines network capacity in real time

- Loads network to capacity while maintaining quality of service

- Monitors network and application performance

- Triages and identifies networks issues for operations personnel

- Maximizes network goodput, increasing network capacity

- No manual bandwidth assignments or static policies

Current Stage and Roadmap

We have plans post funding to continue to improve our platform in the following areas:

Edge Software and Device Improvements:

Improvement of our software to take advantage of 5G innovations and Mesh WIFI.

Offer a Prosumer product that would be ultra-simple and low cost penetrating the small office/home office market globally. This will be a product that is pure plug and play, requiring very little to no technical knowledge.

Core Software Improvements:

Continuous improvement on the porting to the 3rd party off the shelf hardware technologies to take advantage of lower cost and functionality

- Additional security integration

- Control Center Improvements in:

  - Analytics

  - Mobile version

  - In-country Localization

All these developments will allow the company to widen its distribution channel, sell direct to consumers and provide more functionality to its customer base.

The Team

Officers and Directors

Name: Michael Mansouri

Michael Mansouri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Chief Executive Officer
  Dates of Service: March 26, 2019 - Present
  Responsibilities: General management. Working full time at the company, currently without any salary compensation. As the company raises more money and generates more revenue each officer will begin to be paid a salary based on a predetermined compensation schedule. The officers will receive a percentage of their predetermined salary depending on the level of funds of the company so

that the company does not spend too much on officer salary.

Other business experience in the past three years:

- **Employer:** MGI1 Security
  Title: Managing Partner
  Dates of Service: April 01, 2006 - Present
  Responsibilities: Involvement in investment decisions

Other business experience in the past three years:

- **Employer:** InSpeed Networks
  Title: Chairman and CEO
  Dates of Service: May 01, 2018 - December 31, 2018
  Responsibilities: General management and chairman of the Board

Name: Marcel Puijk

Marcel Puijk's current primary role is with Cellectivity2Go Ltd. Marcel Puijk currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: February 12, 2021 - Present
  Responsibilities: Responsible for the management of all financial matters. Working 20 hours per week currently for no cash compensation, but share options only.

Other business experience in the past three years:

- **Employer:** Educe Mobile Ltd
  Title: CFO
  Dates of Service: February 24, 2015 - Present
  Responsibilities: Advising on all financial and legal matters as well as complinace issues

Other business experience in the past three years:

- **Employer:** Cellectivity2Go Ltd
  Title: CEO
  Dates of Service: July 22, 2013 - Present
  Responsibilities: Advising on general and financial management issues as well as regulatory compliance

Other business experience in the past three years:

- **Employer:** Tower Bridge Holding Ltd
  Title: Director
  Dates of Service: March 23, 2021 - Present
  Responsibilities: Advisor on financial and regulatory compliance

Other business experience in the past three years:

- **Employer:** Home Win Media Ltd
  Title: Director
  Dates of Service: August 26, 2020 - Present
  Responsibilities: Advisory services on financial and regulatory compliance issues

Name: Ed Basart

Ed Basart's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Full responsibility for setting and implementing the technology strategy for the technical solution. Working full time at the company, currently for no cash compensation. Option holder only. As the company raises more money and generates more revenue each officer will begin to be paid a salary based on a predetermined compensation schedule. The officers will receive a percentage of their predetermined salary depending on the level of funds of the company so that the company does not spend too much on officer salary.

Other business experience in the past three years:

- **Employer:** InSpeed Networks
  Title: Chief Strategist
  Dates of Service: April 07, 2015 - January 31, 2019
  Responsibilities: Founder, Board of Directors, Technical Futurist, Engineering Manager

Name: Barry Davis

Barry Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Responsible for all the operational activities of the company. Works full time for the company without cash compensation. Option holder in the company. As the company raises more money and generates more revenue each officer will begin to be paid a salary based on a predetermined compensation schedule. The officers will receive a percentage of their predetermined salary depending on the level of funds of the company so that the company does not spend too much on officer salary.

Other business experience in the past three years:

- **Employer:** InSpeed Networks
  Title: VP of Business Operations
  Dates of Service: February 01, 2017 - January 31, 2019
  Responsibilities: Responsible for all operational activities at the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1,069,998.16 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for optimizing internet bandwidth use. Our revenues are therefore dependent upon the market for devices and services that require optimization of internet bandwidth.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Maya Global Solutions was formed on 26 March 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Maya Global Solutions has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively very low revenue. If you are investing in this company, it's because you think that the Maya Internet Quality Service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Maya Global Solutions or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Maya Global Solutions could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Michael Mansouri, the CEO of Maya Global Solutions, Inc. (Maya), does not currently receive a salary for his work at Maya. Although Michael is a majority owner of Maya, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. As the company raises more money and generates more revenue Michael will begin to be paid a salary based on a predetermined compensation schedule. The percentage of Micheal's predetermined salary he receives will depend on the company's funds available taking into account amounts raised and revenue generated. However, if the company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee Michael will be paid a salary for his work at Maya.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Mansouri	5,100,000	Class A Common Stock	51.0
Cota Capital Master Fund LP	4,900,000	Class A Common Stock	49.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 884,296 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 100,000,000 with a total of 10,000,000 outstanding.

Voting Rights

Each holder of outstanding shares of Class A Common Stock shall be entitled to one (1) vote in respect of each share of Class A Common Stock held thereby of record on the books of the Company.

Material Rights

Dividends

The holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of the assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a pershare basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 3,200,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The 3200000 shares outstanding of Class B Common Stock represent 3200000 shares of Class B Common Stock reserved for issuance under a company option pool.

Dividends

The holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of the assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a pershare basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

Mandatory Conversion

In the event of an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all Class B Common Stock shall be required to convert to Class A Common Stock.

What it means to be a minority holder

As a minority holder of Maya Global Solutions with no voting rights, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: To establish the company

Date: April 10, 2019
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue generation the company can continue to operate for at least 6 months. There are very few fixed costs, including headcount related, as all current staff are not on payroll, but remunerated on the basis of share options.

Foreseeable major expenses based on projections:

The future expenses will be predominantly headcount related, with some marketing expenditure.

The headcount increase is required to drive the growth of the company. Development and operational resources are required to support product development and managing frowth, Most headcount growth will however be in the area of slaes and marketing.

With a fully operational technical solution that can be rolled out worldwide, the principal efforts will be aimed at acquiring new customers to drive revenue growth.

There is a variable cost of sales element related to the sales of equipment to support the running of our technical solution.

Future operational challenges:

The main challenge will be to generate further revenue from an expanding network of resellers and agents across the globe. This can be a time consuming and challenging proces.

A further challenge will be to build the business of licensing our technical solution to manufacturers of networking equipment. Introducing our technical solution in that environment may be time consuming. By its very nature, deals of this kind can take some time to close, but when they happen they will be significant for the future of the company.

There is little or no risk asociated with operating the technical solution itself, which has already been proven in practice. Further improvements will be made, but these are marginal and are not required to sell the solution from the start.

Future challenges related to capital resources:

Further capital is required to build the company up into an orgnaisation capable to take advantage of the global opportunities that exist.

This will likely require a further relatively modest fundraise within the next 12-18 months.

Based on managements's forecasts, those funds will be sufficient to achieve profitability and a positive cashflow.

Future milestones and events:

Key milestones to achieve will be to build a sufficiently large reseller and agent network globally to generate the level of sales that are forecasted, as well as to sign agreements with network equipment manufacturers or mobile networks to achieve the forecasts for licensing income.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company is completely self-funded by the existing management and team. There are no bank credit lines available to the company, but there is a draw down agreement in place with the company director for up to $25,000, only $5,000 of which has been drawn down so far.

Early sales generate revenue that is collected on a monthly basis.

This allows a positive bank balance to be maintained at all times, and to cover all of the ongoing working capital expenditure.

The current bank balance is $3,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds that will be raised through this effort are fundamental to the success of the company.

It will allow the company to increase its reseller network globally, and to build its licensing business. Taken together, these factors will help build up the company's revenues to a significant level, and fto set the company on a path towards profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company has been self-funded to date, and has a very low burn rate. Raising these funds is essential to the viability of the company, allowing it to grow its headcount, building the organisation and growing sales.

These funds will form the full basis of the funds available to the company on its growth trajectory over the coming 6 to 12 months.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our forecasts show that given a raise for the minimal level of funding, the company would deploy a strategy to grow more cautiously and to raise cash through achieving upfront revenue collection for longer term contracts, and to not carry out any hirings at this stage. In this case, these funds could last up to 3 months.

This is based on an expense level of less than $3,000 per month.

How long will you be able to operate the company if you raise your maximum funding goal?

In the case where the maximum amount of money is raised, the company will be able to deploy its preferred strategy by hiring the staff required to drive teh company forwards and grow aggressively globally.

In this case the funds would last the company for 12-15 months before any new capital injection would be required.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are predicting one further round of capital raising in a 12-15 month time horizon. This will be used to greatly accelerate the growth of the company.

This is based on the management's belief that the proof points collected during the first year of operation regarding the products and its adoption by the market, will allow the growth strategy to be boosted for a rapid expansion of thse company. in the opinion of teh management, the market for a solution such as the one offered by Maya Global Solutions is expected to grow as home and remote working will continue to put pressure on networks.

Indebtedness

- **Creditor:** Michael Mansouri
  Amount Owed: $5,000.00
  Interest Rate: 5.0%

Related Party Transactions

- **Name of Entity:** Michael Mansouri
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Provision of a loan to the company
  Material Terms: Mr Mansouri has provided a flexible loan to the company to allow it to pay for certain initial startup expenses.

Valuation

Pre-Money Valuation: $15,972,000.00

Valuation Details:

This valuation was calculated internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The technological solution offered by the Maya is already in the market as a commercial proposition. It was initially developed by InSpeed Networks, Inc., which at the time of its latest investment was valued at $15M by its investors (*please see company overview section for description of Asset Purchase Agreement whereby Maya purchased Assets from Inspeed Networks*). Included in the assets purchased from Inspeed is a proprietary technology that optimizes video and voice traffic without compromising quality.

We believe this technology holds significant value, especially in light of the increase in remote work (51% of all knowledge workers predicted to work from home. *source - https://www.gartner.com/en/newsroom/press-releases/2021-06-22-gartner-forecasts-51-percent-of-global-knowledge-workers-will-be-remote-by-2021).*

Since then, very significant investment, estimated by the management of the company to be 12 man-years of development have been invested in the technical solution and new market offerings have been developed as a result. These new market offerings include porting the solution to Intel and ARM based processor platforms and a new bridge mode with simplified setup and controls. These improvements have now all been rolled out.

The market valuation for companies that operate a Software as a Service model is strong, with significant multiples of revenue being achieved. Throughout 2020, the median valuation multiple for private B2B SaaS companies was at 12.0x ARR (https://www.kalungi.com/blog/saas-valuations).

Added to that, some significant exits in the market for software companies that are comparable to Maya Global Solutions indicate that solutions such as this are highly valued by acquiring companies. Example exits include Velocloud, acquired by VMWare in 2017 for a total consideration of $449M, Silverpeak, acquired by HPE for $925M and Cradlepoint, acquired by Ericsson for $1.2B.

All of these companies were at the late stage and significant funding. Maya is early stage with a product already in production, some customers, an active pipeline of resellers and software licensing opportunities globally.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Money will be invested to build stocks to service the reseller market to allow for faster revenue growth.

If we raise the over allotment amount of $1,069,998.16, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  8.19%
  This money will be spent marketing existing products as well as new products,

including preparation of product brochures, support product launches and supporting sales in new geographies

- *Research & Development*
  14.33%
  R&D expenditure is required to build out the current solution as well as develop new products.

- *Company Employment*
  65.28%
  As there is currently no headcount, the key expenditure is in building an organisation across all roles, predominantly in sales, customer support and company operations. this includes paying the people already associated with the company, but working for equity only up to this point.

- *Operations*
  1.97%
  This money is required to support the hosting and maintenance of the solution in the cloud.

- *Working Capital*
  6.73%
  An investment in working capital is required to support the revenue growth of the business, including relating to building the global reseller network.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mayaglobalsolutions.com/ (To be determined).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mayaglobal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Maya Global Solutions, Inc.

[See attached]

MAYA GLOBAL SOLUTIONS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Maya Global Solutions, Inc.
Palo Alto, California

We have reviewed the accompanying financial statements of Maya Global Solutions, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 8, 2021

MAYA GLOBAL SOLUTIONS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 4,576	$ -
Accounts receivable—net	196	-
Total current assets	**4,772**	**-**
Total assets	**$ 4,772**	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 76,468	$ 31,904
Shareholder loan	5,000	-
Total current liabilities	**81,468**	**31,904**
Total liabilities	**81,468**	**31,904**
STOCKHOLDERS EQUITY		
Common Stock	1,000	1,000
Share subscription receivable	(1,000)	(1,000)
Retained earnings/(Accumulated Deficit)	(76,696)	(31,904)
Total stockholders' equity	**(76,696)**	**(31,904)**
Total liabilities and stockholders' equity	**$ 4,772**	**$ -**

See accompanying notes to financial statements.

MAYA GLOBAL SOLUTIONS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	880	$	-
Cost of goods sold		8,359		-
Gross profit		(7,479)		-
Operating expenses				
General and administrative		36,304		31,904
Sales and marketing		1,009		-
Research and development		-		-
Total operating expenses		37,313		31,904
Operating income/(loss)		(44,792)		(31,904)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(44,792)		(31,904)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(44,792)**	**$**	**(31,904)**

See accompanying notes to financial statements.

MAYA GLOBAL SOLUTIONS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Class		Share subscription receivables	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Inception, March 26, 2019				$ -	$ -
Issuance of Common Stock	10,000,000	$ 1,000	$ (1,000)		-
Net income/(loss)				(31,904)	(31,904)
Balance—December 31, 2019	10,000,000	1,000	(1,000)	$ (31,904)	**$ (31,904)**
Net income/(loss)				(44,792)	(44,792)
Balance—December 31, 2020	10,000,000	**$ 1,000**	**$ (1,000)**	**$ (76,696)**	**$ (76,696)**

See accompanying notes to financial statements.

MAYA GLOBAL SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(44,792)	$	(31,904)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(196)		-
Accounts payable		44,564		31,904
Net cash provided/(used) by operating activities		**(424)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder loan		5,000		-
Net cash provided/(used) by financing activities		**5,000**		**-**
Change in cash		4,576		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**4,576**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Maya Global Solutions, Inc. was incorporated on March 26, 2019 in the state of Delaware. The financial statements of Maya Global Solutions, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palo Alto, California.

Maya Global Solutions offers a patented, network application optimization solution that will automatically prioritize application, video and voice traffic first, while also maximizing bandwidth utilization, end-to-end, minimizing congestion both up and downstream. Maya provides network security at the edge with its stateful firewall.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

Maya Global Solution, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company from licensing the software, with a smaller part coming from providing hardware to run the solution.

Cost of sales

Costs of goods sold include the server hosting, equipment, shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $1,009 and $0, respectively which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 8, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common stock with par value of $0.0001. As of December 31, 2020, and December 31, 2019, 10,000,000 have been issued and are outstanding.

4. DEBT

Owner Loan

During 2020, the Company borrowed money from the owner Michael Mansouri. The details of the loans from the owners are as follows:

Owner		Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion		Non-Current Portion		Total Indebtedness
Michael Mansouri	$	5,000	not set	Fiscal Year 2020	No set maturity	$ 5,000	$	-	$	5,000
Total						$ 5,000	$	-	$	5,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

5. INCOME TAXES

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(13,366)	$	(9,520)
Valuation Allowance		13,366		9,520
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(22,886)	$	(9,520)
Valuation Allowance		22,886		9,520
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $76,696, and the Company had state net operating loss ("NOL") carryforwards of approximately $76,696. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

During 2020, the Company borrowed money from the owner Michael Mansouri. The loan bears no interest. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2020, and December 31, 2019, the outstanding balance of the loan is $5,000 and $0.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 8, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. As of December 31, 2020, the Company has a net operating loss of $44,792, an operating cash flow loss of $424 and liquid assets in cash of $4,576, which less than a year worth of cash reserves. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Maya Global Solutions

Intelligent network optimization of video conferencing & voice traffic


Maya's Internet Quality Service
A Solution To Poor Video And Audio Quality During Your Video Conferencing

Website | Palo Alto, CA | TECHNOLOGY

$0.00 raised

0 Investors	$16M Valuation
$1.21 Price per Share	$484.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Maya Global Solutions offers patented network optimization software that automatically and intelligently prioritizes video and voice traffic. We are able to manage bandwidth use, end-to-end, and minimize congestion both up and downstream all while producing unrivaled video and voice quality. It's a simple, powerful, and secure solution that saves time and money.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- A Real Need -- Working remotely is here to stay. Working from home continues the surge in video conferencing over already congested networks that were not designed for interactive traffic. This has created a need for crisp video conferencing and voice performance from applications such as Zoom, WebEx or Teams, regardless of your network speed.
- Booming Market -- The business communications market has surged by 86% and will create a $36 billion global market by 2026. There are over 300 million small and mid-sized businesses worldwide that our solution is uniquely designed for.
- Unique Patented Software -- $7 million has been invested in our proprietary software, and we have 4 patents to protect our intellectual property.

Source | Source |Source

OVERVIEW


Improved Video & Audio Quality
For Video Conferencing
Thanks To Maya Global Solution's
IQS Software

THE PROBLEM

Technical Difficulties

Interactive and time sensitive applications, like video conferencing and voice over IP, often suffer from performance issues because networks are not designed to manage or optimize them to their fullest potential.


When Your Video Quality Is Poor
During A Work Call
Your boss isn't happy
Your clients are left confused

THE SOLUTION

The Clear Answer

Maya's patented Internet Quality Service (IQSTM) automatically optimizes video and voice traffic without compromising quality.

Never Worry About Video Or Audio Glitches Again



Our software was designed with the following in mind to ensure the best possible user experience:

- **Prioritization of time sensitive data**
  - Clear video and voice over IP applications a better throughput for cloud based applications


VPN Tunnel
Maya M24
Maya Cloud Service

- **Dynamic traffic management**
  - Latency, congestion, and bandwidth fluctuations constantly monitored

Without Maya


IP Voice Data (UDP)
IP Data (TCP)
IP Video Data (UDP)
IP Data (TCP)

Standard Bandwidth

Voice and videos data (UDP) are mixed with other types of files (TCP)

With Maya



IP Voice Data (UDP)
IP Voice Data (UDP)
IP Voice Data (UDP)
IP Video Data (UDP)
IP Voice Data (UDP)
IP Data (TCP)
IP Data (TCP)
IP Data (TCP)
IP Data (TCP)

Bandwidth Managed Automatically By Maya

Voice and videos data get priority over other data without stopping them

- **Business continuity and load balancing**
  - Supports multiple WAN connections and works over any internet connection
- **Cost savings**
  - Increase network speed without increasing cost to customers
- **Real time performance analytics**
  - Activity monitoring and easy troubleshooting
- **Plug n' play solution**
  - Simple to install and goes live in minutes
- **Stateful firewall security**
  - Protects all connected devices
- **Privacy**
  - PCI and GDPR compliant



Self-running
service manages itself
Desktop applications
run faster
Voice calls
become crystal clear
Video sessions
crisp performance
Visibility
identifies issues in real time
Security
pre-configured, single click
Performance
maximize throughput

Business Model

Maya Global Solutions is a channel based company, selling through resellers, distributors and OEMs. Our solutions consist of off the shelf hardware with a one time setup fee and subscription services for the use of the Maya IQS software and access to our Control Center portal.

Our market strategy has 2 components:

1. Global Licensing Opportunities
   1. Edge device and hardware vendors
   2. Carriers
2. Global Resellers and Internet Service Providers (ISPs) in congested or "fiber poor" regions globally


$43B
TAM
Addressable Markets
UCaaS - $36B
surge in business communications
SD-WAN $8.4B
cost savings-broadband vs private lines

**Calculated TAM is the sum of UCaas and SD-WAN.*

UCaaS | SD-WAN

THE MARKET

Buffering Be Gone

We believe our products are needed now more than ever. With a dramatic increase in remote workforces, reliable video conferencing has become crucial. We aim to offer unparalleled quality in video and voice that allows for companies to connect.


COVID Has Changed The Way We Do Business
$36.45B
the global market for business communications by 2025
(Source: Fortune Business Insights)
36.2M
Americans will be working remotely by 2025
(Source: Upwork)
Reliable voice & video have become
Vital Business Tools
Businesses, remote workers, schools & students prefer
High Quality Service At A Low Cost

Our industry has been growing exponentially due to the following factors:

- Surge in business communications
    - 86% increase in video conferencing
    - $36.45 billion global market by 2026, 10.5 CAGR
    - By 2024, 74% of enterprise licenses will be cloud-based, up from 48% in 2019
- Untapped savings in broadband
    - Tens of millions stuck with cable or DSL
    - Market expected to grow to $8.4 billion by 2025 with a CAGR of 22%
    - 60% of enterprises expected to adopt SD-WAN by 2025
- Increase in remote workforce
    - 74% of organizations will have a remote workforce on a permanent basis by 2022
    - 36.2 million Americans will be working remotely by 2025

Competitors

Policy Based
Customer has to be an expert

- Primary competitors - VeloCloud (VMware- $750M), Meraki (Cisco - $1.4B)
- Secondary - SilverPeak (Oracle - $850M), Viptela (Cisco - $750M)
- None provide software licensing

Maya's Advantage

Dynamic
Let Maya take care of it

- Patented technology focused on real time traffic & optimization of bandwidth utilization
- Only known dynamic & continuous traffic shaping algorithm*
- Prioritizes real time traffic & continuously adjusts
- Eliminates the second device on the network to measure
- Optimizes end-to-end network capacity minimizing

**Based on Maya's internal research*

Room to Grow

Maya Global Solutions was founded in 2019 and acquired our core technology that same year. The core technology already had $7 million invested in development and 4 patents awarded. This acquisition allowed us to launch our first product services in Q4 of 2020.


2019
Maya founded
Q2: Maya buys core technology
2020
Q4: Maya launched
Launched ARM product
Launched GDPR and PCI
2021
Q4: Launched transparent mode service
Recruiting a capable global team
8 full-time employees
5 resellers signed - 3 US, 2 EMEA

**The above graphic includes anticipated timelines and goals.*

We have a wide network of resellers and customers in the US, UK, Portugal, South Africa, and Asia and are actively recruiting new distributors. We recently launched a new plug n' play service called IQS Standard Edition that uniquely positions us in the small and home office markets, offering room for growth and advancement.

> "The Maya product was developed by Ed Basart, the Alexander Graham Bell of the UC industry. The choice was easy!
>
> **Ken Treleani, President DTS Networks**

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

WHY INVEST

Our vision is to license our software to edge device vendors, ISPs and Carriers worldwide. We want to provide a Broadband experience over Narrow-band connections for critical real-time applications of voice and video conferencing while also improving the overall performance of the connection. This provides a timely and cost-efficient alternative to Fiber and 5G infrastructure upgrades and satisfies the needs of today's world for Small Office / Home Office and Small to Medium Business workers where faster throughput is a necessity.


Think of any industry
We See Maya
Global Solutions
As The Future

With a network of industry veterans, we are poised to be a category leader. Our visionary advisory board, proven technology, and patented algorithms set us miles ahead of competitors. The unique software we've created is multifunctional and can be used in a broad range of markets including healthcare, legal, insurance, financial, and more.

Meet Our Team



Michael Mansouri
Chief Executive Officer & Director
Entrepreneur and investor with expertise in cyber security, government services, data management, and voice/data networking. Multiple exits achieved.



Ed Basart
Chief Technology Officer
Founded 3 hardware and networking startups, with IPOs for Networking Computing Devices and ShoreTel. Founder of InSpeed.



Marcel Puijk
Chief Financial Officer
Extensive experience supporting early-stage technology companies helping them achieve their targets, raise finance, achieve exits and providing guidance on overall strategy.



Barry Davis
Chief Operating Officer
Expert at creating and improving operational processes and systems to simplify internal functions and efficiently scale businesses. Strong industry experience.

Offering Summary

Company	:	Maya Global Solutions, Inc.
Corporate Address	:	855 El Camino Real, Suite 13A-345, Palo Alto, CA 94301
Offering Minimum	:	$9,999.44
Offering Maximum	:	$1,069,998.16
Minimum Investment Amount (per investor)	:	$484.00

Terms

Offering Type	:	Equity
Security Name	:	Class B Common Stock
Minimum Number of Shares Offered	:	8,264
Maximum Number of Shares Offered	:	884,296
Price per Share	:	$1.21
Pre-Money Valuation	:	$15,972,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based

Friends and Family

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$1,000+

Receive 2% bonus shares

$2,500+

Receive 3% bonus shares

$5,000+

Receive 5% bonus shares

$10,000+

Receive 7% bonus shares

$20,000+

Receive 10% bonus shares

$50,000+

Receive 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Maya Global Solutions, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.21 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any Irregular Use of Proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Maya Global Solutions to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

About

Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Michael: Working remotely is a trend that's here to stay. The key technologies enabling this new environment are secure interactive applications such as video conferencing. But the challenge is that choppy voice and frozen video are preventing effective communication. Maya's proprietary software enables crystal clear voice and video over any Internet connection. Our mission is to allow all segments of society to thrive in this new en

vironment by bridging the digital divide. Our unique plug and play solution is simple to install and cost effective so it can be adopted by all.

By year 2025, nearly 36 million Americans are projected to work remotely while business communication led by video conferencing is surging by 86% -- to reach $36 billion by 2026. Today, 27.6 million Americans do not have access to the Internet and by year 2025 less than 50% will have access to fiber. Without intelligent network optimization, poor quality video conferencing will continue to reduce productivity and credibility with the clients.

Even availability of fiber does not guarantee problem-free interactive communications, as the Internet was not designed to optimize real time traffic like videoconferencing. So the Internet treats all data equally—just imagine -- a fire truck that no one yields to. Adding bandwidth just widens the freeway but does not solve the problem. To clear the congestion to ensure fire trucks reach their destination in a timely manner, we need to streamline how the traffic flows and provide a priority lane for real-time data.

Barry: Maya Global Solutions optimizes network performance by prioritizing videoconferencing and critical apps over normal traffic—making sure it always has a clear lane. Our Internet Quality Service with "zero touch" optimization intelligently calibrates a customer's connection to ensure crisp videoconferencing, crystal clear voice calls, and responsive cloud-based applications through our patented dynamic traffic shaping algorithm.

"We started pushing it and tried to do two Zoom calls or two Team calls at the same time, having some of our other colleagues on the phone system in the meantime as well, and we only had a 20 meg fiber connection...

So, still we couldn't figure out why this device is working so well, 'cause we physically can't get it to stop, or get to a point where it no longer actually functions properly. It just keeps going (laughs).

Michael: In addition to prioritizing traffic, our solution for the enterprise provides security for all devices connected to the Maya appliance. We also, have built dual network capability for wired and wireless like LTE or 5G, as well as automatic network failover and load balancing. For example, just recently we had a major storm in Northern California. Where I live, in the heart of Silicon Valley my cable Internet service was down for days. My Maya's appliance, with zero touch, was automatically load balancing between my cable and wireless network providers so I had full access to inetrnet. We have successfully installed our solution with a variety of resellers and companies in the US, Europe, and Japan —this is all supported by our powerful network management and diagnostic tool.

On the management side, we have assembled a great team with a successful track record globally. Our advisory board includes the former CTO of AT&T, the former CTO of Nokia, and Chairman of the OpenID Foundation. Our own CTO, Ed Basart, pioneered Voice Over IP and unified communication technology as founder of ShoreTel before its 530 million dollar exit. The most recent companies that I have led, have been in data networking and cyber security software. Key exits include iPass, where as Chairman and CEO, I raised 75 million dollars in venture and institutional funding which ultimately led to its successful IPO of nearly 1 billion dollars in July of 2003. Following that, I was the CEO of several other private and VC backed companies in data networking and cyber security software. They were successfully sold or merged with public and private companies in the US and Japan.

Ed: Maya Global Solutions is my fourth startup – two of which went public, and I specifically founded Maya to solve the issues networks were causing with videoconferencing technology. To our knowledge, no other company provides the automated “zero touch” optimization that we do —a simple, powerful, SOHO and enterprise set-and-forget solution that can take advantage of any new application coming into the market immediately. The innovation Maya brings to the industry is simply unique.

Dr. Moiin: Maya has a clear mission of bridging the digital divide between the urban centers and the country-side as well as between developed and developing markets. Our goal is to create solutions that bring the benefits of broadband communication to a wider community. Maya IQS is our initial offering that enables remote workers and small or medium businesses to enjoy high quality video conferencing and crisp voice communication even if they do not have a broadband connection. Our future solutions will address the needs of those without access to the latest essential products or services so that we all can benefit from advances in technology.

Michael: We have successfully deployed in selected demanding environments, and now we’re ready to expand globally with multiple business models including licensing our software technology to ISPs, carriers, and modem manufacturers. We love for you to join us during this exciting stage of our growth.

Help us in achieving our mission of bringing the benefits of broadband communication to all -- including those with only narrow-band connectivity.

We invite you to benefit from and to invest in order to enable a Maya device in every home and business -- thank you.

Overview Video - No Dialogue

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MAYA GLOBAL SOLUTIONS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Maya Global Solutions, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Maya Global Solutions, Inc. (the "**Company**"), and that this Company was originally incorporated pursuant to the General Corporation Law on March 26, 2019 under the name Maya Global Solutions, Inc.

3. That this Amended and Restated Certificate of Incorporation, which amends and restates the provisions of this Company's Certificate of Incorporation, has been duly approved and adopted in accordance with Sections 242, 245 and 228 of the General Corporation Law.

4. The text of the Certificate of Incorporation of this Company is hereby amended and restated in its entirety to read as follows:

ARTICLE I.

The name of this corporation is Maya Global Solutions, Inc.

ARTICLE II.

The address of the Company's registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, 19808. The name of its registered agent at that address is Corporation Service Company.

ARTICLE III.

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV.

The total number of shares of stock that the Company shall have authority to issue is One Hundred Ten Million (110,000,000), consisting of One Hundred Million (100,000,000) shares of Class A Common Stock, $0.0001 par value per share (the "***Class A Common Stock***"), and Ten

Million (10,000,000) shares of Class B Common Stock, $0.0001 par value per share (the "***Class B Common Stock***," and together with the Class A Common Stock, the "***Common Stock***").

Upon this Amended and Restated Certificate of Incorporation (the "***Certificate of Incorporation***") becoming effective pursuant to the DGCL (the "***Effective Time***"), and without any further action of the Company or any stockholder, each share of common stock, par value $0.0001, of the Company (the "***Existing Common Stock***"), issued and outstanding or held as treasury stock, in each case, immediately prior to the Effective Time, shall be automatically reclassified as one share of Class A Common Stock. Each stock certificate and book-entry position that, immediately prior to the Effective Time, represented shares of Existing Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Class A Common Stock into which the shares formerly represented by such certificate or book-entry position have been automatically reclassified.

ARTICLE V.

The rights, powers, privileges, preferences and restrictions of the Class B Common Stock and Class A Common Stock are as follows:

1. Dividends. The holders of the Class B Common Stock and the holders of the Class A Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be, and the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be.

2. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Class B Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution to the holders of Common Stock.

3. Voting. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The holders of the Class B Common Stock are not entitled to vote on any matter other than as entitled by law. For any matters upon which the holders of the Class B Common Stock are entitled to vote as entitled by law, the holders of shares of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Class B Common Stock shall otherwise have all of the rights of stockholders as provided by the General Corporation Law.

The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but (i) the number of authorized shares of Class A Common Stock may not be decreased below: (a) the number of shares thereof then outstanding plus (b) the number of shares of Class A Common Stock issuable upon the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock; (ii) the number of authorized shares of Class B Common Stock may not be decreased below: (a) the number of shares thereof then outstanding plus (b) the number of shares of Class B Common Stock issuable upon the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class B Common Stock) by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock together with any other class of capital stock of the Company entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted.

4. Mandatory Conversion of Class B Common Stock into Class A Common Stock.

(A) Conversion. Each share of Class B Common Stock shall automatically be converted into one fully paid and non-assessable share of Class A Common Stock (i) upon the closing of the sale of shares of the Company's common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then-outstanding shares of Class A Common Stock, with the time of such closing or the date and time specified or the time of the event specified in such vote or written consent being referred to herein as the "***Class B Stock Conversion Time***").

(B) Procedural Requirements. All holders of record of shares of Class B Common Stock shall be sent written notice of the Class B Stock Conversion Time and the place designated for mandatory conversion of all such shares of Class B Common Stock pursuant to this Subsection 4 of Article V. Such notice need not be sent in advance of the occurrence of the Class B Stock Conversion Time. Upon receipt of such notice, each holder of shares of Class B Common Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice. If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Class B Common Stock converted pursuant to this Subsection 4 of Article V will terminate at the Class B Stock Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4 of Article V. As soon as practicable after the Class B Stock Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Class B Common Stock, the Company shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof. Such converted Class B Common Stock shall be retired and cancelled and may not be reissued, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Common Stock accordingly.

(C) Reservation of Shares. The Company shall at all times when the Class B Common Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Class B Common Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class B Common Stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

5. Subdivision or Combinations. If the Company in any manner subdivides or combines the outstanding shares of one class of Common Stock, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

6. Mergers, Consolidation or Other Combination Transactions. In the event that the Company shall enter into any consolidation, merger, combination or other transaction or series of related transactions in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash or any other property, then, and in such event, the shares of Class A Common Stock and Class B Common Stock shall be entitled to be exchanged for or converted into the same kind and amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the other class of Common Stock is exchanged or converted; provided, however, that if the stock or securities of the resulting entity issued upon such exchange or conversion of the shares of Common Stock outstanding immediately prior to such consolidation, merger, combination or other transaction would represent at least a majority of the voting power of such resulting entity (without giving effect to any differences in the voting rights of the stock or securities of the resulting entity to be received by the holders of shares of Class A Common Stock and the holders of Class B Common Stock), then the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive stock or securities of the resulting entity issuable upon such exchange or conversion that differ with respect to voting rights in a similar manner to which the shares of Class A Common Stock and Class B Common Stock differ under this Certificate of Incorporation as provided under Subsection 3 of this Article V.

7. Equal Status. Except as expressly provided in this Article V, Class A Common Stock and Class B Common Stock shall have the same rights, powers and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

ARTICLE VII.

The number of directors of this Company shall be determined in the manner set forth in the bylaws of this Company. Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

ARTICLE VIII.

A director of this Company shall not be personally liable to this Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "***Proceeding***") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX.

Except as provided in Article VIII above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Unless the Company consents in writing to the selection of an alternative forum, the Courts of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of the State of Delaware in which such action or proceeding is brought determines that there is an indispensable party not subject to the jurisdiction of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the State of Delaware within ten days following such determination) or that a Court of the State of Delaware does not have subject matter jurisdiction. If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article (including, without limitation, each portion of any sentence of this Article containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

I, the undersigned, as the Chief Executive Officer of the Company, have signed this Amended and Restated Certificate of Incorporation on November 2, 2021.

/s/ Michael Mansouri
Michael Mansouri
Chief Executive Officer